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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Satyam Computer Services Limited

(Name of Issuer)

Common Stock, par value Rs. 2.0 per share

(Title of Class of Securities)

CUSIP Number for Equity Shares: Y7530Q141;

CUSIP Number for American Depositary Shares: 804098101

(CUSIP Number)

Milind Kulkarni

Vice President Finance

Tech Mahindra Limited

Sharda Centre, Off Karve Road

Erandwane

Pune, 411 004, India

+91 20 6601 8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Gina K. Gunning, Esq.

Peter E. Izanec, Esq.

Jones Day

901 Lakeside,

Cleveland, Ohio 44114

216-586-3939

May 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. Y7530Q141

1.	Name of Reporting Persons Venturbay Consultants Private Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0-
8. Shared Voting Power 302,764,327
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 302,764,327

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,764,327
12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 31.0%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]

This calculation is based on 976,722,347 common stock, par value Rs. 2.0 per share, of Satyam Computer Services Limited outstanding immediately after the Initial Allotment (as defined herein) as described in the Public Announcement (as defined herein).

SCHEDULE 13D

CUSIP No. Y7530Q141

1.	Names of Reporting Persons. Tech Mahindra Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0-
8. Shared Voting Power 302,764,327
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 302,764,327

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,764,327
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.0%[2]
14.	Type of Reporting Person (See Instructions) HC

[2]

This calculation is based on 976,722,347 common stock, par value Rs. 2.0 per share, of Satyam Computer Services Limited outstanding immediately after the Initial Allotment as described in the Public Announcement.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to common stock, par value Rs. 2.0 per share (“Shares”), of Satyam Computer Services Limited, a corporation organized under the laws of India (the “Issuer”). The Issuer has its principal executive offices at Satyam Infocity, Unit — 12, Plot No. 35/36, Hi-tech City layout, Survey No. 64, Madhapur Hyderabad — 500 081, Andhra Pradesh, India. The Issuer’s registered office is at 1-8-303/6, Mayfair Centre, 1st Floor, S P Road, Secunderabad, 500003, Andhra Pradesh, India.

Item 2.	Identity and Background

(a) This statement on Schedule 13D is being filed by Venturbay Consultants Private Limited (“Venturbay”) and Tech Mahindra Limited (“Tech Mahindra”). Venturbay is a wholly owned subsidiary of Tech Mahindra. Tech Mahindra and Venturbay are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”

(b) The principal business address of the Reporting Persons is Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India.

(c) Tech Mahindra is a global systems integrator and business transformation consulting firm focused on the communications industry. Venturbay is engaged in the business of providing programming and software solutions, information technology, networking and consultancy services.

Certain information required by this Item 2(a) — (c) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) — (e) Within the past five years to the knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of India. Certain information required by this Item 2(f) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used to acquire Shares by Venturbay (including the funds anticipated to be used to acquire Shares in the Open Public Offer (as defined in Item 4 below)) was from internal resources, optionally convertible domestic debt, equity by Tech Mahindra in Venturbay and debt extended by Tech Mahindra to Venturbay. The total consideration used to purchase the Shares in the Initial Allotment (as defined in Item 4 below) was Rs. 17,56,03,30,966 (approximately US$351 million based on an exchange rate of Rs. 50 to US$1). In connection with Venturbay’s anticipated acquisition of Shares in the Initial Allotment and Open Public Offer, Tech Mahindra has raised funds through borrowings in India and through cash on hand. This has included Tech Mahindra and Venturbay borrowing funds from banks, mutual funds and various other banking and non-banking financial institutions. Tech Mahindra has borrowed Rs. 1450 Crores (approximately US$290 million based on the above-stated exchange rate) from various lenders, at an effective interest rate of approximately 10%, which indebtedness matures over a period of one to five years. Venturbay has issued optionally convertible debentures to various institutional investors for consideration of Rs. 550 Crores (approximately US$110 million based on the above-stated exchange rate) in the aggregate, at an effective interest rate of approximately 15%, which indebtedness matures over a period of three years or may be converted into equity at the end of three years. It is anticipated that this indebtedness will be paid from proceeds from operations and/or future capital raising transactions.

Item 4.	Purpose of Transaction

The Reporting Persons are acquiring the Shares as part of a strategic investment in the information technology, consulting and business outsourcing businesses of the Issuer.

The Issuer undertook a competitive bidding process (the “Competitive Bidding Process”) for the purpose of selecting a strategic investor for the Issuer. The Issuer commenced the Competitive Bidding Process on March 9, 2009 and selected the Reporting Persons as the highest bidder on April 13, 2009. On that date, the Issuer and the Reporting Persons entered into a share subscription agreement (the “Share Subscription Agreement”), which provides for the following transactions:

•

Under the Share Subscription Agreement, subject to the terms and conditions thereof, the Issuer issued new Shares to the Reporting Persons (the “Initial Allotment”) in an amount equal to 31% of the Enhanced Share Capital[3] at 58 Indian Rupees per Share (the “Purchase Price”). The Reporting Persons deposited the funds necessary to consummate the Initial Allotment and the Open Public Offer (as defined herein) in separate escrow accounts on April 20, 2009 and the Initial Allotment was completed on May 5, 2009;

•

Subject to the terms and conditions of the Share Subscription Agreement, the Reporting Persons shall make a cash tender offer (the “Open Public Offer”) to the holders of the Shares to acquire, at the Purchase Price or a price higher than the Purchase Price, a minimum of 20% of the Enhanced Share Capital; and

•

If, upon the closing of the Open Public Offer, the Reporting Persons have acquired less than 51% of the Enhanced Share Capital through the Initial Allotment and the Open Public Offer, then following the Open Public Offer, the Reporting Persons may elect, at their option, to subscribe for additional Shares at the Purchase Price (the “Subsequent Allotment”) in accordance with the Share Subscription Agreement.

As part of the Competitive Bidding Process, the Reporting Persons entered into separate standstill agreements with the Issuer, each dated March 24, 2009 (collectively, the “Standstill Agreements”), with respect to future acquisition, disposition or transfer of securities of the Issuer. Pursuant to the Standstill Agreements, the Reporting Persons are prohibited from tendering their Shares in the Open Public Offer. The Standstill Agreements terminate six months from the date of Public Announcement (as defined below).

Pursuant to the terms of the Share Subscription Agreement, Venturbay agreed to (i) maintain the listing of the American Depositary Shares (“ADSs”) on the New York Stock Exchange, (ii) maintain the registration of the Shares and ADSs pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and ensure that the Shares and ADSs will not become eligible for termination of registration under the Exchange Act and (iii) not take any action in respect of the Shares and ADSs that would result in the applicability of the “going private transaction” rules of the Section 13(e) of the Exchange Act, in each case, for a period of one year after the closing of the Open Public Offer. Under the Share Subscription Agreement, Venturbay agreed that the Shares acquired in the Initial Allotment, the Open Public Offer or the Subsequent Allotment would be locked in for a period of three years from the date of acquisition of such Shares in the manner provided in the Securities Exchange Board of India DIP Guidelines. Under the Share Subscription Agreement, Venturbay agreed not to sell or dispose of any material assets or undertaking of the Issuer for a period of two years from the date of completion of the Open Public Offer without the required consent specified in the Share Subscription Agreement. Under the Share Subscription Agreement, Venturbay agreed not to discontinue the main business of the Issuer or cause the Issuer to undertake any new business which is unrelated or not complementary to the existing business of the Issuer without the prior approval of the shareholders of the Issuer for so long as the Company Petition of 2009 remains pending.

[3]

The term “Enhanced Share Capital” as used in this Schedule 13D means, with respect to the Initial Allotment, the Issuer’s share capital (excluding any instruments convertible into the Company’s share capital), after giving effect to the Shares issued in such Initial Allotment. With respect to the Open Public Offer (as defined herein), the term “Enhanced Share Capital” includes the Shares (including any instruments convertible into the Issuer’s share capital as provided by the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997) issued in the Initial Allotment. With respect to the Subsequent Allotment (as defined herein), if any, the term “Enhanced Share Capital” includes the Shares (including any instruments convertible into the Issuer’s share capital, on a fully diluted basis) issued in such Subsequent Allotment.

After the closing of the Initial Allotment, the Reporting Persons intend to nominate Mr. Vineet Nayyar, Mr. C.P. Gurnani, Mr. Sanjay Kalra, and Mr. Ulhas N. Yargop to the board of directors of the Issuer.

The foregoing summary of the Share Subscription Agreement and the transactions contemplated thereby, including the Initial Allotment, the Open Public Offer, and the Subsequent Allotment is not complete and is subject in its entirety to the Share Subscription Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference, and the Public Announcement to the Shareholders of Satyam Computer Services Limited, dated April 22, 2009 (the “Public Announcement”), which is filed as Exhibit 99.2 hereto and incorporated by reference. The foregoing summary of the Standstill Agreements is not complete and subject in its entirety to the Standstill Agreements, which are filed as Exhibit 99.3 and Exhibit 99.4 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of Shares of the Issuer deemed to be beneficially owned by the Reporting Persons is 302,764,327 Shares (the “Owned Shares”), which represents 31.0% of the Enhanced Share Capital of the Issuer. All of the Owned Shares are directly owned by Venturbay and beneficially owned by Tech Mahindra. The calculation of this percentage is based upon the Enhanced Share Capital consisting of 976,722,347 outstanding immediately after the Initial Allotment (as described in the Public Announcement). Venturbay and Tech Mahindra have shared voting and dispositive power of all of the Owned Shares.

To the knowledge of the Reporting Persons and other than as set forth above, none of the persons set forth on Schedule A has any interest in the Shares of the Issuer other than Mr. Ulhas N. Yargop, who owns 2 Shares.

(b) The Reporting Persons have shared power to vote or direct the vote and to dispose or to direct the disposition of the Owned Shares.

(c) Except for the Initial Allotment, during the past 60 days, the Reporting Persons have not effected any transactions in Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures set forth under Item 4 above are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Share Subscription Agreement, dated April 13, 2009, by and among the Issuer and the Reporting Persons.

Exhibit 99.2	Public Announcement to the Shareholders of the Issuer, issued by Kotak Mahindra Capital Company Limited, for and on behalf of Venturbay and Tech Mahindra, dated April 22, 2009 (filed as Exhibit 99.1 to the Reporting Persons’ Schedule TO filed on April 22, 2009 and incorporated herein by reference).

Exhibit 99.3	Standstill Agreement, dated March 24, 2009, by and between Venturbay and the Issuer.

Exhibit 99.4	Standstill Agreement, dated March 24, 2009, by and between Tech Mahindra and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2009	VENTURBAY CONSULTANTS PRIVATE LIMITED

	By:	/S/ MILIND KULKARNI
Milind Kulkarni
Director

TECH MAHINDRA LIMITED

By:	/S/ MILIND KULKARNI
Milind Kulkarni
Vice President Finance

EXHIBIT INDEX

Exhibit 99.1	Share Subscription Agreement, dated April 13, 2009, by and among the Issuer and the Reporting Persons.

Exhibit 99.2

Public Announcement to the Shareholders of the Issuer, issued by Kotak Mahindra Capital Company Limited, for and on behalf of Venturbay and Tech Mahindra, dated April 22, 2009 (filed as Exhibit 99.1 to the Reporting Persons’ Schedule TO filed on April 22, 2009 and incorporated herein by reference).

Exhibit 99.3	Standstill Agreement, dated March 24, 2009, by and between Venturbay and the Issuer.

Exhibit 99.4	Standstill Agreement, dated March 24, 2009, by and between Tech Mahindra and the Issuer.

SCHEDULE A

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING VENTURBAY CONSULTANTS

PRIVATE LIMITED AND TECH MAHINDRA LIMITED

I.	Venturbay Consultants Private Limited

Directors

NAME	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS	BUSINESS ADDRESS
Mr. Vineet Nayyar	Vice Chairman, Managing Director & Chief Executive Officer, Tech Mahindra Limited	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Mr. Atanu Sarkar	Vice President & Chief Legal Officer, Tech Mahindra Limited	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Mr. Milind Kulkarni	Vice President – Finance, Tech Mahindra Limited	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Mr. Paul Ringham	Commercial Director, British Telecom plc.	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Mr. Sonjoy Anand	Chief Financial Officer, Tech Mahindra Limited	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Mr. Ulhas N. Yargop	President – IT Sector, Mahindra & Mahindra Limited	Automobile and Tractor Manufacturing	Gateway Building, Apollo Bunder, Mumbai, 400 001, India

Venturbay does not have any executive officers.

Other than for Mr. Ringham (British national), each of the directors listed above is a citizen of India.

The filing of this Statement on Schedule 13D shall not be construed as an admission that any of such individuals is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement on Schedule 13D.

II.	Tech Mahindra Limited

Directors

NAME	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS	BUSINESS ADDRESS
Mr. Anand G. Mahindra	Non-Executive Chairman, Tech Mahindra Limited and Vice Chairman and Managing Director of Mahindra & Mahindra Limited	Automobile and Tractor Manufacturing	Gateway Building, Apollo Bunder, Mumbai, 400 001, India

Mr. Vineet Nayyar	Vice Chairman, Managing Director & Chief Executive Officer, Tech Mahindra Limited	IT Services	Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India

Hon. Akash Paul	Director, Caparo Group, UK	Manufacturing	Caparo House, 103 Baker Street, London W1U 6LN

Mr. Arun Seth	Chairman, BT India Private Limited	Telecom Services	1st Floor, Tower B, DLF Centre Court, Phas – V, DLF City, Golf Course Sector Road, Gurgaon – 122002

Mr. Bharat N. Doshi	Executive Director, Mahindra & Mahindra Limited	Automobile and Tractor Manufacturing	Gateway Building, Apollo Bunder, Mumbai, 400 001, India

Mr. B. H. Wani	Consultant solicitor	Solicitor	B-20 Alice Court, Mogul Lane, Mahim, Mumbai – 16, India

Mr. Clive Goodwin	Director International Development, BT Wholesale Markets	Telecommunications	1 City Place, Gatwick, West Sussex RH6 0PA

Mr. M. Damodaran	Chief Representative and Advisor, India - ING Groep Amsterdam	Financial Services	Mezzanine Floor, Pragati Bhawan, Jai Singh Road, New Delhi – 100 001, India

Mr. Anupam Pradip Puri	Advisor, Corsair Capital	Financial Services	717 Fifth Avenue, New York, New York 10022, United States of America

Mr. Al-Noor Ramji	CEO / CIO, British Telecommunications Plc.	Telecommunications	BT Centre, 81 Newgate Street, London EC1A 7AJ, United Kingdom

Mr. Paul Ringham	Commercial Director, British Telecommunications Plc.	Telecommunications	BT Centre, 81 Newgate Street, London, EC1A 7AJ, United Kingdom

Mr. Ulhas N. Yargop	President - IT Sector, Mahindra & Mahindra Limited	Automobile and Tractor Manufacturing	Gateway Building, Apollo Bunder, Mumbai, 400 001, India

Mr. Paul Zuckerman	Executive Chairman – Zuckerman & Associates Limited	Consulting Services	105 Grosvenor Road, London, SW1V 3LG, United Kingdom

Dr. Raj Reddy	Professor, Carnegie Mellon University	Education	5000 Forbes Ave Pittsburgh, PA 15213, United States of America

Mr. Ravindra Kulkarni	Senior Partner, Khaitan & Co.	Solicitor	Meher Chambers R K Marg, Ballard Estate Mumbai 400 001, India

Other than Mr. Ramji (British national), Mr. Puri (United States citizen), Mr. Goodwin (British national), Mr. Ringham (British national), Mr. Zuckerman (British national), and Dr. Raj Reddy (United States citizen) each of the directors listed above is a citizen of India.

Executive Officers

NAME	POSITION
Vineet Nayyar	Vice Chairman, Managing Director & Chief Executive Officer
Sanjay Kalra	President
L. Ravichandran	Executive Vice President and Chief Operating Officer
Rakesh Soni	Executive Vice President and Chief Operating Officer
C.P. Gurnani	President, International Operations
Sujit Baksi	President, Corporate Affairs
Sonjoy Anand	Chief Financial Officer
Atul Kanwar	Chief Business Development Officer

The principal occupation of each of the executive officers listed above is serving as an employee of Tech Mahindra Limited in their respective capacity listed above. Each of the executive officers listed above is a citizen of India and the principal business address of each such individual is c/o Tech Mahindra Limited, Sharda Centre, Off Karve Road, Erandwane, Pune, 411 004, India, telephone +91 20 6601 8100.

The filing of this Statement on Schedule 13D shall not be construed as an admission that any of such individuals is, for the purposes of Section 13(d) or 13(g) of the Exchange Act the beneficial owner of any securities covered by this statement on Schedule 13D.